UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2006, prepared as per US GAAP

USD in thousands except share data

	Quarter ended 31 December		Year ended 31 December
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	154,271	123,902	578,851	450,332
Cost of revenues	99,461	79,396	370,173	288,481
Gross profit	54,810	44,506	208,678	161,851
Selling, general and administrative expenses	26,586	24,331	110,265	89,881
Provision for doubtful debts and advances	376	(227)	1,191	(152)
Foreign exchange (gain) / loss , net	590	2,341	2,748	1,693
	27,258	18,061	94,474	70,429
Interest and dividend income	2,865	1,084	10,088	4,190
Interest expense	1,502	(1,146)	(2,840)	(2,044)
Gain on sale of investments, net	46	74	1,679	1,128
Other income/(expense), net	71	604	3,541	967
Income before income taxes	31,742	18,677	106,942	74,670
Income taxes	6,013	3,974	47,692	13,803
Net Income	25,729	14,703	59,250	60,867
Earning per share
- Basic	0.19	0.12	0.43	0.48
- Diluted	0.18	0.11	0.43	0.48
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	138,178,492	127,710,772	137,957,477	125,736,592
- Diluted	139,357,451	129,779,529	138,904,860	127,457,632
Total assets	640,020	553,886	640,020	553,886
Cash and cash equivalents	46,510	148,820	46,510	148,820
Investments	246,016	141,776	246,016	141,776

Notes:

1              The above summary of consolidated financial results were taken on record by the Board of Directors at its meeting held on 8 February 2007.

2              The Board has recommended a final dividend of 150% for the year 2006 (previous year 125%) subject to approval of members.

3              The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All significant inter-company transactions have been eliminated on consolidation.

4              The subsidiaries considered in the consolidated financial statements as at 31 December 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

5              Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

1

Summary of financial statements prepared as per US GAAP - Convenience translation

Rs. in thousands except share data

	Quarter ended 31 December		Year Ended 31 December
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Exchange Rate (Rs.)	44.11	44.95	44.11	44.95

Revenues	6,804,889	5,569,395	25,533,112	20,242,423
Cost of revenues	4,387,219	3,568,850	16,328,328	12,967,221
Gross profit	2,417,670	2,000,545	9,204,784	7,275,202
Selling, general and administrative expenses	1,172,693	1,093,679	4,863,788	4,040,151
Provision for doubtful debts and advances	16,606	(10,204)	52,536	(6,832)
Foreign exchange (gain) / loss , net	26,034	105,228	121,211	76,107
Operating income	1,202,337	811,842	4,167,249	3,165,777
Interest and dividend income	126,396	48,726	444,978	188,330
Interest expense	66,241	(51,513)	(125,269)	(91,878)
Gain on sale of investments, net	2,022	3,326	74,065	50,704
Other income/(expense), net	3,143	27,150	156,212	43,467
Income before income taxes	1,400,139	839,531	4,717,235	3,356,400
Income taxes	265,212	178,631	2,103,684	620,445
Net Income	1,134,927	660,900	2,613,551	2,735,955
Earning per share
- Basic	8.21	5.17	18.94	21.76
- Diluted	8.14	5.09	18.82	21.47
Total assets	28,231,262	24,897,181	28,231,262	24,897,181
Cash and cash equivalents	2,051,557	6,689,441	2,051,557	6,689,441
Investments	10,851,772	6,372,828	10,851,772	6,372,828

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
8 February 2007	Chairman and Chief Executive Officer

2

5              Segment Information:

As on 31 December 2006 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,990,401	6,069,215	5,654,475	4,907,273	1,052,307	2,644,191	1,762,396	26,080,258
Sundry debtors	729,738	943,801	1,174,494	1,005,557	197,759	552,267	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	43,818	64,514	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(541)	(35,701)	(38,507)	(147,246)
Advance from customers	(214)	(805)	(5,391)	—	(1,212)	(503)	(112)	(8,237)

As on 31 December 2005 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,186,119	5,502,080	4,350,112	3,047,015	980,708	1,498,793	1,304,479	19,869,306
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

6              The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

7              Previous period figures have been appropriately reclassified to conform to current period’s presentations.

3

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2006, as per Indian GAAP.

	Year ended 31 December
	2006	2005
	(Audited)	(Audited)
	Rs. in thousands except share data
Income
Sales and service income	26,080,258	19,869,306
Other income	595,711	381,932
	26,675,969	20,251,238

Expenditure
Personnel costs	14,447,266	11,197,700
Selling, general and administration costs	5,959,700	4,931,281
Depreciation (net of transfer from revaluation reserves)	842,693	678,077
Interest costs	189,635	81,234
	21,439,294	16,888,292

Profit for the year before prior period items and taxation	5,236,675	3,362,946

Prior period items	221,172	909,687

Profit for the year before taxation	5,015,503	2,453,259
Provision for taxation	2,114,356	630,602
MAT credit entitlement	(5,735)	—
Provision for taxation - Fringe benefits	40,085	31,977
Provision for taxation (prior periods)	418,976	(196,413)

Profit for the year after taxation	2,447,821	1,987,093

Paid up equity share capital (Face value per equity share of Rs. 2 each)	276,564	275,597

Reserves excluding revaluation reserves	23,035,534	20,962,256

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	17.74	15.80
- Diluted	17.60	15.59

Notes:

1              The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 -  "Consolidated Financial Statements " issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full.  Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

2              The subsidiaries considered in the consolidated financial statements as at 31 December 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited and Patni Telecom Solutions(UK) Limited.

3              Paid up equity share capital does not include Rs 2,688 ( 2005 : Rs. NIL ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

4              During the year, the Company received a demand from the Income tax department of Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The management of the Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

4

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Year ended 31 December
	2006	2005
	Rs. in thousands

Consolidated net income as per Indian GAAP	2,447,821	1,987,093
Income taxes	(133,791)	(52,991)
Foreign currency differences	(153,501)	51,364
Employee retirement benefits	3,895	(22,082)
ESOP related Compensation Cost	(182,732)	—
Business acquisition	(41,176)	(32,754)
Prior period adjustments	765,595	746,661
Others	(21,878)	5,319
Total	236,412	695,517
Consolidated net income as per US GAAP	2,684,233	2,682,610

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

5

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2006, as per Indian GAAP (Standalone)

Rs. in thousands except share data

	Nine months ended 30 September	Quarter ended 31 December		Year ended 31 December
	2006	2006	2005	2006	2005
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	7,299,222	2,679,079	2,389,551	9,978,301	8,755,962
Other income	386,445	111,195	117,290	497,640	130,046
	7,685,667	2,790,274	2,506,841	10,475,941	8,886,008
Expenditure
Personnel costs	3,369,321	1,092,211	1,053,049	4,461,532	3,928,003
Selling, general and administration costs	1,715,820	425,307	713,333	2,141,127	1,831,086
Depreciation	517,140	208,462	164,608	725,602	600,264
Interest costs	89,744	(952)	12,369	88,792	40,787
	5,692,025	1,725,028	1,943,359	7,417,053	6,400,140

Profit for the year before prior period items and taxation	1,993,642	1,065,246	563,482	3,058,888	2,485,868
Prior period items	—	—	16,190	—	43,423
Profit for the year before taxation	1,993,642	1,065,246	547,292	3,058,888	2,442,445

Provision for taxation	926,185	45,496	93,029	971,681	354,771
MAT credit entitlement	—	(5,735)	—	(5,735)	—
Provision for taxation-Fringe benefits	31,991	3,322	13,370	35,313	30,349
Provision for taxation (prior periods)	—	—	112,187	—	113,196
Profit for the year after taxation	1,035,466	1,022,163	328,706	2,057,629	1,944,129

Paid up equity share capital (Face value per equity share of Rs 2 each)	275,922	276,564	275,597	276,564	275,597
Reserves excluding revaluation reserves	21,197,880	21,801,849	20,135,730	21,801,849	20,135,730

Earnings per equity share of Rs 2 each
- Basic	7.51	8.13	2.61	14.91	15.46
- Diluted	7.44	8.02	2.58	14.80	15.25

Notes

1              The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 8 February 2007.

2              The Board of directors at the adjourned meeting held on 8 February 2007, recommended a final dividend of 150% for the year 2006, subject to approval of the members.

	Year ended 31 December
	2006	2005
Dividend per share (Par value of Rs. 2/- each)	3.00	2.50
Percentage	150%	125%

3              Investor complaints for the quarter ended 31 December 2006:

Pending as on 1 October 2006	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
0	16	16	0

4              Statement of Utilisation of ADS Funds as of 31 December 2006:

	No of shares	Price	Amount
Amount raised through ADS	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as current investments			4,118,694
2 Utilised for Capital expenditure for office facilities			1,130,339
3 Exchange loss			120,823
Total			5,369,856

5              Aggregate of Non-Promoter Shareholding

	Year ended 31 December
	2006	2005
- Number of Shares	77,309,051	76,205,597
- Percentage of Shareholding	55.91%	55.30%

6              Paid up equity share capital does not include Rs 2,688 ( 2005 : Rs. NIL ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

7              During the year, the Company received a demand from the Income tax department of Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The management of the Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

8              Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

9              Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 8 February 2007.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
8 February 2007	Chairman and Chief Executive Officer

6

For Press Release

Patni’s 2006  Revenues up 28.5% at $578.9 million (Rs. 25,533 million),

 Net Income* up 30% at $ 79.2 million ( Rs 3,491 million)

Mumbai, India, February 8th 2007: Patni Computer Systems Limited (Patni) today announced its financial results for the fourth quarter and year ended 31st December 2006.

Performance Highlights

*Important note:

As stated in our Q2 2006 release for the quarter ended June 30th 2006, prior years’ tax review by the IRS and a review by the Department of Labor of Patni’s US operations had resulted in additional provisions which led to an increase in gross profit and operating income by approximately US$ 7.0 million and decrease in net income by US$ 19.9 million for Q2 2006 . Variations in Patni’s Q2 2006 financial performance as a result of these reviews had been referred to as ‘additional provisions’ in the said press release. Financial Performance for the year ended December 2006 excluding these additional provisions have also been considered for comparative performance review with 2005 in this release.

Performance Highlights for the quarter and year ended December  31st 2006

•                  Revenues for the quarter at US$ 154.3 million (Rs. 6,804.9 million)

•                  Up 1.7% sequentially as compared to US$ 151.7 million (Rs. 6,970.9 million) in Q3 CY2006

•                  For the year revenues at US$  578.9  million (Rs. 25,533.1 million), 28.5% higher compared to US$ 450.3 million
(Rs 20,242.4 million) for the previous year

•                  Operating Income for the quarter at  US$ 27.3 million (Rs. 1,202.3 million)

•                  Up 8.7% sequentially from US$ 25.1 million (Rs 1,152.7 million) in quarter ended Sept 30, 2006

•                  Higher by 24.1% at US$ 87.4 million (Rs 3,855.0 million) for 2006 (US$ 94.5 million (Rs. 4,167.2 million) with additional provisions) compared to US$ 70.4 million (Rs 3,165.8 million) for the year 2005

•                  Net Income  for the quarter at US$ 25.7  million (Rs 1,134.9 million)

•                  Up 15.5% sequentially from US$ 22.3  million (Rs 1,023.8 million)in quarter ended September 30, 2006

•                  For the year net income at US$ 79.2 million (Rs. 3,491.4 million) (US$ 59.3 million (Rs. 2,613.6 million) with additional provisions) compared to US$ 60.9 million (Rs 2,736.0 million) for the year 2005. Increase of 30.0%  over the previous year (decrease of 2.7% with additional provisions)

•                  The Board has recommended an annual dividend of 150%

•                  EPS for the quarter at  US$ 0.19 per share;  US$ 0.37 per ADS

•                  EPS for the year US$ 0.57 (US$ 0.43 with additional provisions) per share and US$ 1.15 per ADS (US$ 0.86 with additional provisions)

•                  Stock based expense for the quarter was US$ 1.1 million  for the quarter as compared to US$ 0.9 million during previous quarter. For the full year stock based expense was US$ 3.9 million  as compared to US$ 3.5 million in 2005

1

•                  Top Customer contribution towards revenue decreased to 13.5% during the quarter from 14.1% in Q3 2006. On calendar year basis top customer contribution towards revenue decreased to 14.6% from 22.1% in 2005. Revenue concentration of Top 10 clients is at 52.2% from 51.6% in the previous quarter. On Calendar year basis the revenue concentration is reduced to 53.1% from 59.3% in 2005.

•                  Number of active clients was 239 at quarter end as compared to 235 in Q3 2006 and 199 at the end of 2005. Patni acquired 22 new clients during the quarter. On a calendar year basis we have acquired 92 new clients.

•                  During the quarter we started operations in our new knowledge park at Airoli in Navi Mumbai. Phase 1 of this campus was commissioned and the next phase is expected to be operational by April 07.

Future Outlook:

•                  Q1 2007 revenues are expected to be at  US$ 155 million and net income  (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 22.5 million to US$ 23.0 million - taking the operations at a constant dollar value of Rs 44.40 per US$ for the quarter.

2

Management comments

Commenting on the Q4 2006 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “I am pleased to report a robust performance for the year on the back of higher operating efficiencies. This highlights our ability to deliver sustained growth by focusing on improving internal operations while increasing our reach to customers worldwide.

During the year we also realigned our management team with an aim to achieve greater focus and foster all round accountability. In line with our growth vision we recently commissioned our new facility in Mumbai. We believe this will enable us escalate our business across newer verticals and service lines.

Overall, we remain confident about our business momentum and continue to further expand the focus on improving internal efficiencies to deliver margin expansions.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “During CY 2006 we reduced dependence on our top 10 clients resulting in further diversification of our revenue streams, a key focus area for us. For the quarter under review we have added 22 new clients, bringing our tally of active clients to 239. Going forward, we expect to continue to our growth drive through leveraging our operating efficiencies.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added,“During the quarter ended December 2006 revenues were marginally ahead of the guidance and operating margins improved with efficiency gains absorbing the Rupee appreciation impact. We shall continue to manage our cost base optimally as we move into 2007 and deliver profitable growth through a growing number of clients and service lines.”

3

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME

For the quarter / period ended

Particulars	Dec 31 2006	Sep 30 2006	QoQ Change %	Dec 31 2005	2006	2005	Change %	Additional Provision in 2006		2006 (Excluding additional provisions)	% to Rev	YoY change %
Revenue	154.3	151.7	1.7%	123.9	578.9	450.3	28.5%	—		578.9		28.5%
Cost of revenues	95.6	94.5	1.1%	76.5	357.0	278.1	28.4%	-7.0	(1)	364.1	62.9%	30.9%
Depreciation	3.9	3.1	26.5%	2.8	13.2	10.4	26.5%	—		13.2	2.3%	26.5%
Gross Profit	54.8	54.1	1.3%	44.5	208.7	161.9	28.9%	-7.0	(1)	201.6	34.8%	24.6%
Sales and marketing expenses	11.0	11.0	-0.4%	9.5	43.1	36.1	19.5%	—		43.1	7.4%	19.5%
General and administrative expenses	15.6	16.2	-3.7%	14.8	67.2	53.8	24.8%	—		67.2	11.6%	24.8%
Provision for doubtful debts and advances	0.4	0.5	-27.6%	(0.2)	1.2	(0.2)	-883.8%	—		1.2	0.2%	-883.8%
Foreign exchange (gain) / loss, net	0.6	1.3	-53.2%	2.3	2.7	1.7	62.3%	—		2.7	0.5%	62.3%
Operating income	27.3	25.1	8.7%	18.1	94.5	70.4	34.1%	-7.0	(1)	87.4	15.1%	24.1%
Other income / (expense), net	4.5	2.9	52.2%	0.6	12.5	4.2	194.0%	0.2		12.4	2.1%	191.6%
Income before income taxes	31.7	28.0	13.2%	18.7	106.9	74.7	43.2%	7.2	(2)	99.8	17.2%	33.6%
Income taxes	6.0	5.8	4.5%	4.0	47.7	13.8	245.5%	27.1		20.6	3.6%	49.3%
Net income/(loss)	25.7	22.3	15.5%	14.7	59.3	60.9	-2.7%	-19.9	(3)	79.2	13.7%	30.0%
Earning per share
- Basic	$0.19	$0.16		$0.12	$0.43	$0.48		$—		$0.57
- Diluted	$0.18	$0.16		$0.11	$0.43	$0.48		$—		$0.57
Weighted average number of common shares used in computing earnings per share
- Basic	138,178,492	137,940,096		127,710,772	137,957,477	125,736,592		—		137,957,477
- Diluted	139,357,451	138,861,054		129,779,529	138,904,860	127,457,632		—		138,904,860

**             Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) - due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) - impact of 1, net of write-back of interest/penalty for earlier years

(3) - impact of re-assessed corporate taxes for earlier years, net of 2

4

Revenues

Revenues during the quarter were marginally ahead of expectations at US$ 154.3 million (Rs 6,804.9 million) representing sequential increase of 1.7%.

For the year ended December 2006 the overall revenues were at US$ 578.9 million (Rs 25,533.1 million) growing by 28.5% from the previous year.

Gross profit

Gross profit for the quarter was marginally higher at US$ 54.8 million (Rs 2,417.7 million) against US$ 54.1 million (Rs 2,485.5 million) in previous quarter. After absorbing the net adverse impact of about 1% due to rupee appreciation during the quarter, gross margins were at 35.5% as compared to 35.7% in Q3 CY 2006.

Gross profit for 2006 was at US$ 208.7 million (Rs. 9,204.8 million) (US$ 201.6 million (Rs. 8,892.5 million) without additional provisions) as compared to US$ 161.9 million (Rs. 7,275.2 million) in 2005, an increase of 28.9%. Gross profit without such additional provisions increased by 24.6% for the year. Overall Gross margins improved marginally at 36.1% in 2006 as compared to 35.9% in the pervious year.

Selling and Marketing Expenses

Sales and marketing expenses during the quarter were at US$ 11.0 million (Rs. 485.0 million), unchanged as compared to previous quarter and as percentage of revenues were at 7.1%.

On a full year basis sales and marketing expenses were at US$ 43.1 million (Rs. 1,900.7 million) from US$ 36.1 million (Rs. 1,620.8 million). Sales and marketing expenses as percentage of revenues were marginally lower at 7.4% than spend of 2005 at 8.0% as a result of absorption benefits and productivity improvements.

G&A expenses

G&A cost optimization continued from previous quarter with marginal reduction in  overall spend by US$ 0.6  million from US$ 16.2 million (Rs 743.7 million) in Q3 2006 to US$ 15.6 million (Rs 687.7 million) in Q4 2006. Overall spend as percentage of revenues reduced to 10.1% in Q4 2006 from 10.7% in Q3 2006

Overall G&A costs for the year were marginally lower at 11.6%  (US$ 67.2 million) as compared to 12.0% in 2005 (US$ 53.8 million). Focus on G&A costs rationalization and optimization during second half of 2006 helped the overall containment of absolute increase of G&A costs.

Provision for doubtful debts

During the quarter, provision for doubtful debts was in line with the previous quarter at US$ 0.4 million (Rs. 16.6 million). For full year this provision was at US$ 1.2 million (Rs. 52.5 million), higher as compared to US$ (-) 0.2 million (Rs. (-) 6.8 million) in 2005.

Foreign exchange gain/loss

The quarter end rate for debtors revaluation was Rs 44.29.  Mark to market impact of forex contracts taken earlier and revaluation of debtors at the quarter end, resulted in foreign exchange loss of US$ 0.6 million (Rs 26.0 million) for the quarter as compared to a similar foreign exchange loss of US$ 1.3 million(Rs 58.0 million) in Q3 2006. At the end of Q4 CY 2006 we have forex contracts worth US$ 202.0 million in the range of Rs. 44.70 to Rs. 46.85.

Operating income

As a result of net operating gains on SG&A and forex gain/loss change, the operating income was higher by 8.7% at US$ 27.3 million (Rs 1,202.3 million) as compared to US$ 25.1 million (Rs. 1,152.7 million).  Operating margins were at 17.7% from 16.5% in the previous sequential quarter.

Overall operating income for 2006 was at US$ 94.5 million (Rs. 4,167.2 million). However the operating income without additional provisions was at US$ 87.4 million (Rs. 3,855.0 million) increased by 24.1% as compared to US$ 70.4 million (Rs. 3,165.8 million) during 2005 and operating margins for the year stood at 15.1%.

5

Other income

For Q4 2006, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at US$ 4.5 million (Rs 197.8 million). There is a one time credit in this income of US$ 1.7 million on account of one time reversal of interest on tax provisions. On a normalized basis other income remains in line with previous quarter at US$ 2.8 million ..

For the year total other income was higher at US$ 12.5 million (Rs 550.0 million) as compared to US$ 4.2 million (Rs 190.6 million) in 2005 due to increased interest and dividend income on investments.

Profit before tax

Profit before tax for the quarter was consequently higher by 13.2% at US$ 31.7 million (Rs. 1,400.1 million) as compared to US$ 28.0 million (Rs. 1,288.1 million) during previous quarter.

On a full year basis reported PBT was at US$ 106.9 million (Rs. 4,717.2 million). PBT adjusted for additional provisions  was at 17.2% as compared to 16.6% in 2005. PBT without additional provisions was at US$ 99.8 million (Rs. 4,400.4  million), higher by 33.6% as compared to US$ 74.7 million (Rs. 3,356.4 million) in 2005.

Income taxes

Income tax for the quarter was at US$ 6.0 million (Rs 265.2 million) at an 18.9% effective tax rate on profit before tax . For the full year overall tax was at US$ 47.7 million (Rs 2,103.7 million). However without additional provision the overall tax was at US$ 20.6 million (Rs 908.9 million). The effective tax rate excluding additional provision was 20.7% in 2006 as compared to 18.5% in 2005.

Net income

Consequently, net income for the quarter was at US$ 25.7 million (Rs 1,134.9 million), an increase  of 15.5% as compared to Q3 CY 2006 net income of US$ 22.3 million (Rs 1,023.8 million).

For the full year reported net income was at US$ 59.3 million (Rs 2,613.6 million). However, net income after excluding additional provisions was at US$ 79.2 million (Rs 3,491.4 million) 30.0% higher than US$ 60.9 million (Rs 2,736.0 million) in 2005.

EPS

EPS was at US$ 0.19 (Rs 8.21) and US$ 0.37 per ADS for the quarter.

Reported EPS for the year was at US$ 0.43 (Rs 18.94) and US$ 0.86 per ADS. However after adjusting for additional provisions, for the full year EPS was at US$ 0.57 (Rs. 25.31and US$ 1.15 per ADS) as compared to US$ 0.48 (Rs.21.76 and US$ 0.97 per ADS) in 2005. At the end of 31st December 2006, fully diluted outstanding shares were at 138.9 million.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 25.7 million (Rs 1,134.9 million), cash from operating activities was at US$ 31.9 million (Rs 1,406.0) net of changes in current assets and liabilities of US$ 2.1 million and non cash charges of US$ 4.1 million. These non cash charges comprise of depreciation and amortization of US$ 5.7 million, deferred taxes of US$ (-) 3.0 million, and other charges including stock option cost of US$ 1.4 million .

Net Cash used in investing activities was US$ 34.8 million (Rs 1,536.3) including capital expenditure of US$ 12.7 million (Rs 561.6 million),investment in securities of US$ 10.6 million (Rs. 466.4 million) and payment of acquisition related liabilities of US$ 11.5 million (Rs. 508.3 million)

6

Net cash inflow on financing activities was US$ 1.1 million (Rs 50.0 million) comprising of proceeds from common shares issued. With these changes and including revaluation of investments overall cash and cash equivalents (including short term investments) were at US$ 289.5 million (Rs 12,768.9 million), compared to US$ 270.1 million (Rs 12,413.3 million) at close of Q3 2006.

Receivables at the end of the Q4 2006 were at US$ 115.6 million (Rs 5,099.9 million) as compared to previous quarter at $ 108.4 million (Rs 4,981.6 million) representing  a small increase in number of days outstanding to 71 days from 67 days. However when seen in conjunction with unbilled receivables there is no change in overall position of days sale outstanding.

7

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Dec 31 2006	Sep 30 2006	Dec 31 2005	2006	2005	Additional Provision in 2006		2006 (Excluding additional provisions)
Exchange rate$1 = INR	44.11	44.11	44.11	44.11	44.11	44.11		44.11
Revenues	6,805	6,971	5,569	25,533.1	20,242	—		25,533
Cost of revenues	4,215	4,343	3,441	15,747.3	12,499	(312)		16,060
Depreciation	172	142	128	581.1	468	—		581
Gross Profit	2,418	2,485	2,001	9,204.8	7,275	312	(1)	8,893
Sales and marketing expenses	485	507	426	1,900.7	1,621	—		1,901
General and administrative expenses	688	744	667	2,963.1	2,419	—		2,963
Provision for doubtful debts and advances	17	24	(10)	52.5	(7)	—		53
Foreign exchange (gain) / loss, net	26	58	105	121.2	76	—		121
Operating income	1,202	1,153	812	4,167.2	3,166	312		3,855
Other income / (expense), net	198	135	28	550.0	191	5		545
Income before income taxes	1,400	1,288	840	4,717.2	3,356	317	(2)	4,400
Income taxes	265	264	179	2,103.7	620	1,195	(2)	909
Net income/(loss)	1,135	1,024	661	2,613.6	2,736	(878	)(3)	3,491
Earning per share
- Basic	8.21	7.42	5.17	18.94	21.76	—		25.31
- Diluted	8.14	7.37	5.09	18.82	21.47	—		25.14
Weighted average number of common shares used in computing earnings per share
- Basic	138,178,492	137,940,096	127,710,772	137,957,477	125,736,592	—		137,957,477
- Diluted	139,357,451	138,861,054	129,779,529	138,904,860	127,457,632	—		138,904,860

**             Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) - due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) - impact of 1, net of write-back of interest/penalty for earlier years

(3) - impact of re-assessed corporate taxes for earlier years, net of 2

8

Important Notes to this release:

•                  Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the fourth quarter ended 31st December 2006

•                  U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•                  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•                  Attached Fact Sheet  (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni: Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global IT Services provider servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, manufacturing, financial services, telecommunications, and its technology-focused practices. With employee strength of over 12,000 and multiple offshore development facilities across eight cities; Patni has 23 international offices across the Americas, Europe and Asia-Pacific. Patni’s service offerings include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks. For more information on Patni, please visit www.patni.com.

9

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations.

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations. :

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

10

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

FISCAL YEAR AND FOURTH QUARTER ENDED DEC 31, 2006

February 8, 2007

NOTES:

•                     Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Dec 31, 2006.

•                     U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•                     Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                     Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

Fact Sheet Summary Index

Ref Number	Description
A	US GaaP Financials
A1	Conslidated Statement of Income
A2	Consolidated Balance Sheet USGAAP
A3	Consolidated Cash Flow Statement USGAAP

B	Indian GaaP Financials
B1	Conslidated Statement of Income
B2	Consolidated Balance Sheet Indian GaaP
B3	Consolidated Cash Flow Statement Indian GaaP

C	Reconcilation between US GaaP and Indian GaaP Income Statement

D	US GaaP Financials Based on Convinience Translation
D1	Conslidated Statement of Income
D2	Consolidated Balance Sheet USGAAP
D3	Consolidated Cash Flow Statement USGAAP

E	Operational and Analytical Information

E1	Revenue Anlaysis
E2	Revenue-Client Metrics
E3	Efforts and Utlisation
E4	Employee Metrics

A1) CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000)

For the quarter  / period ended

Particulars	2006	2005	YoY Change %	Dec 31 2006	Dec 31 2005	YoY Change %	Sep 30 2006	QoQ Change %
Revenue	578,851	450,332	28.5%	154,271	123,902	24.5%	151,707	1.7%
Cost of revenues	357,000	278,068	28.4%	95,551	76,548	24.8%	94,526	1.1%
Depreciation	13,173	10,413	26.5%	3,910	2,848	37.3%	3,091	26.5%
Gross Profit	208,678	161,851	28.9%	54,810	44,506	23.2%	54,090	1.3%
Sales and marketing expenses	43,090	36,059	19.5%	10,996	9,486	15.9%	11,037	-0.4%
General and administrative expenses	67,175	53,822	24.8%	15,590	14,845	5.0%	16,185	-3.7%
Provision for doubtful debts and advances	1,191	(152)	-883.8%	376	(227)	-265.8%	520	-27.6%
Foreign exchange (gain) / loss, net	2,748	1,693	62.3%	590	2,341	-74.8%	1,262	-53.2%
Operating income	94,474	70,429	34.1%	27,258	18,061	50.9%	25,086	8.7%
Other income / (expense), net	12,468	4,241	194.0%	4,484	616	627.8%	2,945	52.2%
Income before income taxes	106,942	74,670	43.2%	31,742	18,677	70.0%	28,032	13.2%
Income taxes	47,692	13,803	245.5%	6,013	3,974	51.3%	5,751	4.5%
Net income/(loss)	59,250	60,867	-2.7%	25,729	14,703	75.0%	22,281	15.5%
Earning per share
- Basic	$0.43	$0.48	-11.3%	$0.19	$0.12	61.7%	$0.16
- Diluted	$0.43	$0.48	-10.7%	$0.18	$0.11	63.0%	$0.16
Weighted average number of common shares used in computing earnings per share
- Basic	137,957,477	125,736,592		138,178,492	127,710,772		137,940,096
- Diluted	138,904,860	127,457,632		139,357,451	129,779,529		138,861,054

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Dec-06	As on 30-Sep-06	As on 31-Dec-05
Assets
Total current assets	450,188	427,882	414,383
Goodwill	39,511	40,172	27,987
Intangible assets, net	9,687	9,950	10,158
Property, plant, and equipment, net	125,758	109,617	88,245
Deferred income taxes
Security deposits with affiliates
Other assets	14,876	10,638	13,114
Total assets	640,020	598,259	553,886
Liabilities
Total current liabilities	119,488	123,410	103,313
Capital lease obligations excluding current installments	391	524	416
Other liabilities	11,548	12,556	11,128
Deferred income taxes
Total liabilities	131,426	136,490	114,857
Total shareholders’ equity	508,593	461,769	439,029
Total liabilities & shareholders’ equity	640,020	598,259	553,886

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Net cash provided by operating activities	58,770	72,922	31,875	10,416	19,308
Net cash used in investing activities	(155,105)	(111,750)	(34,828)	(17,354)	(19,656)
Capital expenditure, net	(48,537)	(48,946)	(12,731)	(12,905)	(9,284)
Investment in securities, net	(94,547)	(57,225)	(10,573)	(4,448)	(10,473)
Investment in subsidiary, net of cash acquired	(12,021)	(5,579)	(11,523)	—	100
Net cash provided / (used) in financing activities	(7,106)	112,012	1,133	(1,085)	117,865
Others	(391)	(329)	(89)	(94)	(15)
Common shares issued, net of expenses	1,848	118,873	1,223	183	117,881
Dividend on common shares	(8,563)	(6,532)	(1)	(1,174)	(1)
Net increase / (decrease) in cash and equivalents	(103,441)	73,184	(1,820)	(8,023)	117,516
Effect of exchange rate changes on cash and equivalents	1,132	(1,508)	2,980	346	(502)
Cash and equivalents at the beginning of the period	148,820	77,143	45,350	53,027	31,806
Cash and equivalents at the end of the period	46,510	148,820	46,510	45,350	148,820

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	2006	2005	Y_Y Change %	Dec 31 2006	Dec 31 2005	Y_Y Change %	Sep 30 2006	Q_Q Change %
Sales and service income	26,080,258	19,869,306	31.3%	6,840,396	5,626,443	21.6%	6,999,399	-2.3%
Other income	595,711	381,932	56.0%	158,739	160,497	-1.1%	174,396	-9.0%
Total income	26,675,969	20,251,238	31.7%	6,999,135	5,786,940	20.9%	7,173,795	-2.4%
Staff costs	14,447,266	11,197,700	29.0%	3,708,821	2,845,390	30.3%	3,976,536	-6.7%
Selling, general and administration expenses	6,802,393	5,609,358	21.3%	1,657,606	1,717,856	-3.5%	1,719,891	-3.6%
Interest	189,635	81,234	133.4%	(6,113)	4,703	-230.0%	22,103	-127.7%
Initial public offering related expenses	—	—		—	—		—
Total expenditure	21,439,294	16,888,292	26.9%	5,360,314	4,567,949	17.3%	5,718,530	-6.3%
Net profit before tax and adjustments	5,236,675	3,362,946	55.7%	1,638,821	1,218,991	34.4%	1,455,265	12.6%
Provision for taxation	2,567,682	466,166	450.8%	203,660	129,498	57.3%	275,657	-26.1%
Prior period adjustment	221,172	909,687	(0.8)	(60,222)	909,687	(1.1)	—
Profit/(loss) for the year after taxation	2,447,821	1,987,093	23.2%	1,495,383	179,806	731.7%	1,179,608	26.8%
Profit and loss account, brought forward	8,877,279	7,480,016	18.7%	9,829,388	9,284,698	5.9%	8,649,780	13.6%
Equity in earning of affiliate
Amount available for appropriation	11,325,100	9,467,109	19.6%	11,324,771	9,464,504	19.7%	9,829,388	15.2%
Proposed dividend on equity shares	414,846	344,684	20.4%	414,557	344,496	20.3%	—
Dividend on equity shares of subsidiary	—	—			—		—
Dividend tax	58,182	50,733	14.7%	58,142	48,316	20.3%	—
Transfer to general reserve	205,763	194,413	5.8%	205,763	194,413	5.8%	—
Profit and loss account, carried forward	10,646,309	8,877,279	19.9%	10,646,309	8,877,279	19.9%	9,829,388	8.3%

Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	17.74	15.80	12.3%	10.82	1.41		8.55
- Diluted	17.60	15.59	12.9%	10.71	1.39		8.49
Weighted average number of common shares used in computing earnings per share
- Basic	137,957,477	125,736,592		138,178,492	127,710,772		137,940,096
- Diluted	138,904,860	127,457,632		139,357,451	129,779,529		138,861,054

B2) CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000):

Particulars	As on 31-Dec-06	As on 30-Sep-06	As on 31-Dec-05
Assets
Current assets, loans and advances	9,040,880	9,014,490	11,766,270
Goodwill	3,400,664	3,512,601	2,921,323
Fixed assets(Net of Depreciation)	5,869,140	5,314,294	4,173,128
Investments	10,697,832	10,179,064	6,331,285
Deferred tax asset, net	550,455	481,789	639,344
Total assets	29,558,971	28,502,238	25,831,350
Liabilities
Current liabilities and provisions	6,168,547	5,970,221	4,492,475
Secured loans	30,639	30,635	31,813
Deferred tax liability, net	35,630	154,775	59,759
Total liabilities	6,234,816	6,155,631	4,584,047
Total shareholders’ equity	23,324,155	22,346,607	21,247,303
Total liabilities & shareholders’ equity	29,558,971	28,502,238	25,831,350

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005

Cash flows from / (used in) operating activities (A)	2,292,436	2,538,234	1,134,712	351,524	813,027

Cash flows used in investing activities (B)	(6,631,107)	(4,285,838)	(1,387,806)	(781,855)	(897,715)

Cash flows from / (used in) from financing activities (C)	(310,356)	5,158,724	335,880	(53,478)	5,425,237

Effect of changes in exchange rates (D)	2,296	(68,037)	(33,062)	58,100	(32,991)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(4,646,731)	3,343,083	49,725	(425,709)	5,307,558

Cash and cash equivalents at the beginning of the period	6,707,329	3,364,246	2,010,873	2,436,582	1,399,771

Cash and cash equivalents at the end of the period	2,060,598	6,707,329	2,060,598	2,010,873	6,707,329

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005

Consolidated net income as per Indian GAAP	2,447,821	1,987,093	1,495,383	1,179,608	179,806
Acquisition of entity under common control	—	—	—	—	—
Income taxes	(133,791)	(52,991)	(68,311)	(2,028)	(64,078)
Fixed assets and depreciation	—	—	—	—
Amortisation of miscellaneous expenditure	—	—	—	—	—
Foreign currency differences	(153,501)	51,364	(184,397)	(85,115)	27,512
Employee retirement benefits	3,895	(22,082)	(159)	(12,830)	(6,765)
ESOP related Compensation Cost	(182,732)		(50,825)	(42,631)
Short provision for branch profit taxes in earlier years under Indian GAAP	—	—	—	—	—
Provision for decline in fair value of investment	—	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(41,176)	(32,754)	(10,673)	(10,933)	(2,598)
Prior period adjustment - Impact of prior period tax estimate	765,595	746,661	—	—	519,121
Others	(21,878)	5,319	(24,623)	6,646	14,393
Total	236,412	695,517	(338,988)	(146,891)	487,585

Consolidated net income as per US GAAP	2,684,233	2,682,610	1,156,395	1,032,717	667,391

D1) CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	2006	2005	Dec 31 2006	Dec 31 2005	Sep 30 2006
Exchange rate$1 = INR	44.11	44.95	44.11	44.95	45.95
Revenues	25,533,112	20,242,423	6,804,889	5,569,395	6,970,944
Cost of revenues	15,747,265	12,499,165	4,214,732	3,440,830	4,343,464
Depreciation	581,063	468,056	172,487	128,020	142,023
Gross Profit	9,204,784	7,275,202	2,417,670	2,000,545	2,485,457
Sales and marketing expenses	1,900,704	1,620,836	485,012	426,386	507,174
General and administrative expenses	2,963,084	2,419,315	687,681	667,293	743,698
Provision for doubtful debts and advances	52,536	(6,832)	16,606	(10,204)	23,878
Foreign exchange (gain) / loss, net	121,211	76,107	26,034	105,228	57,988
Operating income	4,167,249	3,165,777	1,202,337	811,842	1,152,719
Other income / (expense), net	549,986	190,623	197,802	27,689	135,334
Income before income taxes	4,717,235	3,356,400	1,400,139	839,531	1,288,053
Income taxes	2,103,684	620,445	265,212	178,631	264,254
Net income/(loss)	2,613,551	2,735,955	1,134,927	660,900	1,023,799
Earning per share
- Basic	18.94	21.76	8.21	5.17	7.42
- Diluted	18.82	21.47	8.14	5.09	7.37
Weighted average number of common shares used in computing earnings per share
- Basic	137,957,477	125,736,592	138,178,492	127,710,772	137,940,096
- Diluted	138,904,860	127,457,632	139,357,451	129,779,529	138,861,054

D2) CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-06	As on 30-Sep-06	As on 31-Dec-05
Exchange rate$1 = INR	44.11	45.95	44.95
Assets
Total current assets	19,857,787	19,661,180	18,626,503
Goodwill	1,742,810	1,845,905	1,258,025
Intangible assets, net	427,313	457,193	456,605
Property, plant, and equipment, net	5,547,178	5,036,915	3,966,592
Deferred income taxes
Security deposits with affiliates
Other assets	656,174	488,804	589,456
Total assets	28,231,262	27,489,997	24,897,181
Liabilities
Total current liabilities	5,270,619	5,670,691	4,643,928
Capital lease obligations excl. installments	17,232	24,061	18,715
Other liabilities	509,364	576,948	500,181
Deferred income taxes
Total liabilities	5,797,215	6,271,700	5,162,824
Total shareholders’ equity	22,434,047	21,218,296	19,734,357
Total liabilities & shareholders’ equity	28,231,262	27,489,997	24,897,181

D3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Exchange rate $1 = INR	44.11	44.95	44.11	45.95	44.95
Net cash provided by operating activities	2,592,344	3,277,827	1,406,015	478,607	867,874
Net cash used in investing activities	(6,841,692)	(5,023,146)	(1,536,263)	(797,397)	(883,555)
Capital expenditure, net	(2,140,979)	(2,200,102)	(561,583)	(592,993)	(417,305)
Investment in securities, net	(4,170,457)	(2,572,278)	(466,385)	(204,404)	(470,755)
Investment in subsidiary, net of cash acquired	(530,256)	(250,766)	(508,295)	—	4,505
Net cash provided / (used) in financing activities	(313,441)	5,034,951	49,970	(49,849)	5,298,035
Others	(17,242)	(14,796)	(3,912)	(4,307)	(694)
Common shares issued, net of expenses	81,500	5,343,344	53,929	8,387	5,298,773
Dividend on common shares	(377,699)	(293,597)	(47)	(53,929)	(43)
Net increase / (decrease) in cash and equivalents	(4,562,790)	3,289,632	(80,278)	(368,639)	5,282,355
Effect of exchange rate changes on cash and equivalents	49,914	(67,791)	131,426	15,881	(22,582)
Cash and equivalents at the beginning of the period	6,564,433	3,467,600	2,000,409	2,436,612	1,429,668
Cash and equivalents at the end of the period	2,051,557	6,689,441	2,051,557	2,083,854	6,689,441

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
United States	80.8%	84.8%	77.7%	82.1%	84.3%
Europe	11.6%	9.1%	15.1%	9.7%	8.8%
Japan	3.8%	4.3%	3.0%	3.8%	4.6%
Asia-Pacific (excluding Japan)	2.3%	0.7%	2.8%	2.8%	0.9%
Rest of the world	1.5%	1.1%	1.4%	1.6%	1.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Insurance	23.2%	27.7%	22.5%	23.2%	25.4%
Manufacturing	21.7%	21.9%	22.2%	22.5%	20.9%
Financial Services	15.3%	16.0%	14.3%	15.6%	15.6%
Telecommunications	18.9%	15.3%	19.4%	17.1%	17.4%
Growth Industries	6.7%	6.5%	7.3%	6.9%	6.6%
Independent Software Vendors	4.1%	5.0%	4.2%	4.0%	4.5%
Product Engineering Servcies	10.1%	7.5%	10.2%	10.6%	9.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Application Development & Maintenance	70.8%	73.0%	70.1%	69.8%	72.6%
Enterprise Application Systems	13.2%	12.5%	13.2%	14.2%	10.3%
Embedded Technology Services	9.5%	7.4%	9.1%	9.7%	9.4%
Enterprise Systems Management	4.6%	5.3%	4.7%	4.6%	5.1%
Others	1.9%	1.8%	2.8%	1.8%	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Time and Material	64.8%	59.5%	67.0%	65.1%	60.7%
Fixed Price (including Fixed Price SLA)	35.2%	40.5%	33.0%	34.9%	39.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Top client	14.6%	22.1%	13.5%	14.1%	17.7%
Top 5 Clients	37.1%	46.8%	38.0%	36.9%	42.1%
Top 10 Clients	53.1%	59.3%	52.2%	51.6%	56.9%
Client data
No of $1 million clients	74	61	74	71	61
No of new clients	92	74	22	27	19
No. of active Clients	239	199	239	235	199
% of Repeat Business	91.5%	91.7%	91.8%	90.2%	89.8%

E3) EFFORTS AND UTLISATION

Efforts Mix	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Onsite efforts	33.3%	35.4%	32.1%	33.9%	33.6%
Offshore efforts	66.7%	64.6%	67.9%	66.1%	66.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Utilisation	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Utilisation	71.4%	67.2%	73.7%	72.3%	68.6%

E4) EMPLOYEE METRICS

	2006	2005	Dec 31 2006	Sep 30 2006	Dec 31 2005
Total Employees	12,804	11,802	12,804	12,428	11,802
Offshore	10,009	9,221	10,009	9,648	9,221
Onsite	2,795	2,581	2,795	2,780	2,581
Total	12,804	11,802	12,804	12,428	11,802
Sales & Support Staff	1,251	1,172	1,251	1,278	1,172
Net Additions	1,002	2,141	376	(180)	546
Attrition (LTM) excluding BPO	27.4%	18.6%	27.4%	24.5%	18.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 8, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary